UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 59624/March 25, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13368

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In the Matter of	:	
	:	
JANSKO, INC.,	:	
JG INDUSTRIES, INC.,	:	
JMXI, INC. (f/k/a JUPITER	:	ORDER MAKING FINDINGS AND
COMMUNICATIONS, INC.),	:	REVOKING BY DEFAULT
THE JOCKEY CLUB, INC.,	:	REGISTRATION OF
JUINA MINING CORP., INC. (n/k/a	:	JMXI, INC. (f/k/a JUPITER
AC ENERGY, INC.),	:	COMMUNICATIONS, INC.)
JUMBOSPORTS, INC.,	:	
JUMPIN' JAX CORP.,	:	
JUST LIKE HOME, INC., and	:	
JUST TOYS, INC.	:	

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SUMMARY

      This Order revokes the registration of the registered securities of JMXI, Inc. (f/k/a Jupiter Communications, Inc.) (JMXI).[1] The revocation is based on JMXI's repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

      The Commission initiated this proceeding on February 11, 2009, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that JMXI is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that, under both its current and former names, it has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. JMXI was served with the OIP in accordance with 17 C.F.R.

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[1] The registrations of the registered securities of the remaining captioned Respondents were revoked previously. Jansko, Inc., Exchange Act Release No. 59511 (A.L.J. Mar. 5, 2009).

§ 201.141(a)(2)(ii) on March 5, 2009.[2] To date, it has not filed an Answer to the OIP, due ten days after service. See OIP at 4; 17 C.F.R. § 201.220(b). Thus, JMXI has failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, JMXI is in default, and the undersigned finds that the allegations in the OIP are true as to it. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning JMXI and Jupiter Communications, Inc., pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

JMXI (CIK No. 1039446)[3] is a dissolved Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). JMXI is the result of a merger between Jupiter Communications, Inc. (CIK No. 1091908) (Jupiter), and Media Metrix, Inc., which was also a reporting company with its own CIK number (CIK No. 1039446). The merged company, which was eventually renamed JMXI, Inc., started filing its reports under the CIK number of Media Metrix, Inc., and failed to file a Form 15 on behalf of Jupiter to terminate its registration. The last periodic report filed by JMXI was the Form 10-Q for the period ended September 30, 2002, and the last periodic report filed by Jupiter was the Form 10-Q for the period ended June 30, 2000.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, JMXI, under its current and former names, violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of JMXI under both CIK numbers will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and

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[2] JMXI was served with the OIP by USPS Express Mail delivery at "the most recent address shown on the entity's most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

[3] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j), the REGISTRATION of the registered securities of JMXI, Inc. (CIK No. 1039446), f/k/a Jupiter Communications, Inc. (CIK No. 1091908), IS REVOKED.


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Carol Fox Foelak
Administrative Law Judge
